Please arrange to request for late filing of September 30, 2005 10QSB.  The reason is:

There is shortage of time to prepare the 10QSB because of the delay in completing financial statements.

Please let me know if additional information is requires.

Regards,

(Signed) Kim Law

Kim Law

VP of Finance/CFO